Exhibit 99.1

Prenetics Acquires ACT Genomics, Creating a Leader in Comprehensive Cancer Genetics and Precision Oncology

-	Acquisition to bring germline and somatic testing, cell-free DNA-based (liquid biopsy), and tissue-genomic profiling onto a single platform
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Cancer genomics testing is now standard practice for cancer care and has shown to be highly successful such as Foundation One (acquired by Roche), Grail (acquired by Illumina), Exact Sciences, Guardant Health and more

-	Expects ACT to contribute US$25-30 million in revenues in 2023
-	Positions Prenetics solidly within the US$80+ billion global precision oncology market
-	Acquisition expected to complete on or around December 30, 2022, subject to normal closing conditions

LONDON AND HONG KONG, December 16, 2022 – Prenetics Global Limited (NASDAQ: PRE), a leader in genomic and diagnostic testing, today announced that it is acquiring a majority stake in ACT Genomics Holdings Company Limited (“ACT”), an Asia based genomics company specializing in precision oncology with operations in Hong Kong, Taiwan, Japan, Singapore, Thailand and in the UK.

“With the addition of ACT’s technologies, capabilities and team, Prenetics will be well-positioned to accelerate the utilization of genetic information throughout a cancer patient’s journey. Starting from risk profiling and diagnostic testing, moving to therapy optimization, monitoring and recurrence surveillance, Prenetics will be able to deliver the information needed to enable best-in-class personalized cancer care,” said Danny Yeung Co-founder and Chief Executive Officer of Prenetics. “Every year in Asia, there are 9 million+ cancer patients with limited options, it is our goal to democratize testing and make cancer genomics accessible to all. Lastly, we are actively in close discussions on additional M&A opportunities as we still have more than US$230 million+ in cash and receivables on our balance sheet.”

In connection with the acquisition, Prof. Tony Mok will be appointed to Prenetics Scientific Advisory Board, effective January 1, 2023. Prof. Mok currently serves as Chair Professor of the Department of Clinical Oncology of Chinese University of Hong Kong, is a non-executive director of AstraZeneca plc (AZN LON), and an independent director of HUTCHMED (China) Limited (Nasdaq/AIM: HCM; HKEX:13).

“We are very pleased to join forces with Prenetics, a company and team with which we have a shared vision to revolutionize and promote cancer molecular diagnostics in Asia.” said Prof. Tony Mok, Chairman of the Board, of ACT. “ACT has achieved breakthrough success since its founding in 2014, and had joined forces with Sanomics since 2021 in pioneering and promoting precision medicine cancer treatment management. Our flagship ACTOnco+ has provided oncologists and cancer patients with valuable biomarker information for therapy selection. This transaction provides ownership in a combined company with enhanced financial strength and the commercial and R&D capabilities to continue to drive significant growth, especially in the Asia-Pacific region. I am incredibly proud and excited about the future impact of Prenetics and ACT on patient care.”

Dr. Hua Chien Chen, CEO of ACT, says “We are very excited in joining the Prenetics family. The investment and partnership of Prenetics into ACT will significantly broaden our horizon in terms of product offerings, business strategy and vision. Our team is ready to make meaningful contributions to the enlarged group with our technical expertise, as well as our first-hand clinical experience. The synergy and combined resources will enable us to provide more comprehensive solutions and better services to more patients and pharmaceutical companies in greater geographies.”

Mr. Albert Wong, Chief Executive Officer of Hong Kong Science and Technology Parks Corporation, said, “We are thrilled to witness this milestone, which is a clear vote of confidence in Hong Kong’s ambition to become a biomedical technology center of excellence. It was only last year when we saw the merger of two healthtech pioneers from the Hong Kong Science Park, ACT Genomics and Sanomics. The acquisition by Science Park incubatee, Prenetics, is a testament to the high-quality innovation ecosystem and translational research infrastructure that have been established at the Park over the past 20 years. Backed by government support and its unique advantages, Hong Kong is open to innovators from around the world who want to come and accelerate their future success.”

Creating a Leader in Comprehensive Cancer Genetics and Precision Oncology

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Transforming the Future of Cancer Diagnostics: The Prenetics R&D team has developed robust clinical and evidence generation capabilities, which are complemented and enhanced by the addition of the ACT R&D engine which specializes in next-generation sequencing (NGS) and bioinformatics in both tissue and liquid biopsy. The combined R&D team’s impact will be amplified by Prenetics’ financial strength and commercialization capabilities, including established partnerships with leading institutions, including the University of Oxford, and Chinese University of Hong Kong.

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Positioning Prenetics as a Leader in a US$80 billion+ Market: The need to prevent and detect the deadliest cancers at earlier, more treatable stages is urgent, and cancer genomic profiling can be an impactful solution for cancer treatment. Since 2015, ACT has been a research and commercialization partner-of-choice for leading pharmaceutical companies and oncology institutes.

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With the acquisition of ACT, Prenetics would have the scientific rigor necessary to bring tests to patients at every step of their cancer journey, from prevention, and screening to minimal residual disease, recurrence monitoring, and therapy selection.

•	ACT has had success with strong operating metrics:

-	30,000+ clinical tests to date
-	2,200+ collaborating doctors, including 900+ oncologists
-	55+ pharma research partners including AstraZeneca, Bayer, Merck
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Collaborations with leading research institutes including the Chinese University of Hong Kong, Kyoto University, National University of Singapore, National Health Research Institute of Taiwan and more.

ACT’s extensive product portfolio includes:

Cancer Prevention – Blood (specimen)

ACT Risk – Screening of common hereditary cancers (67 genes)

ACTBRCA – Germline mutations (2 genes)

Cancer Diagnostics – Tumor tissue (specimen)

ACTOnco+ – Targeted therapy (440 genes)

ACTDrug+ – Screening of actionable genes (40 genes)

ACTLung – Screening of lung cancer related actionable genes (13 genes)

ACTBRCA – Somatic and germline mutations (2 genes)

ACTHRD – Screening of HRR pathway genes (24 genes)

OncoSNAP – Screening of ALK, ROS1, RET, EGFR, MET Exon 14 skipping, BRAF, HER2, KRAS, NRAS, PIK3CA

PD-L1 – Screening of actionable genes (40 genes)

Cancer Recurrence – Liquid biopsy (specimen)

ACTCerebra – Screening of actionable genes (40 genes)

ACTMonitor – Measure tumor load/monitor appearance of resistance clones

EGFR – Screening of EGFR genes

Transaction Details

Under the terms of the transaction agreement, Prenetics has agreed to issue 19.9 million shares of Prenetics’ class A ordinary shares and pay $20 million in cash for a majority stake in ACT. Prenetics expects ACT to contribute approximately US$25-30 million in revenues in 2023. A separate presentation summary on the transaction can be found in this link:

https://prenetics.gcs-web.com/static-files/fd50a409-45b7-4827-96e0-1c207ccca5aa

About ACT Genomics

ACT Genomics is an innovation-driven cancer solution provider with offices in Taipei, Hong Kong, Singapore, Tokyo, Bangkok and UK. With our Next-Generation Sequencing (NGS) technology, CAP-accredited laboratories, experienced bioinformatics team, and proprietary AI algorithms, we provide optimal cancer treatment planning, immunotherapy evaluation, cancer relapse & drug resistance monitoring, as well as cancer risk assessment services to medical professionals. Together, we “Turn Genomics into Action”. To learn more about ACT Genomics, visit www.actgenomics.com.

About Prenetics

Founded in 2014, Prenetics is a major global diagnostic and genetic testing company with the mission to bring health closer to millions of people globally and decentralize healthcare by making the three pillars — Consumer Health, Clinical Care and Medical & Cancer Genomics — comprehensive and accessible to anyone, at anytime and anywhere. Prenetics is led by visionary entrepreneur, Danny Yeung, with operations across nine locations, including The United Kingdom, Hong Kong, India, South Africa, and Southeast Asia. Prenetics develops consumer genetic testing and early colorectal cancer screening and provides COVID-19 testing, rapid point of care and at-home diagnostic testing and medical genetic testing. Prenetics is listed on NASDAQ with the ticker PRE. To learn more about Prenetics, visit www.prenetics.com.

Investor Relations Contact:

investors@prenetics.com

ICR Westwicke:
Caroline Corner	+415 202 5678	Email: caroline.corner@westwicke.com
Media contact:
Strategic Public Relations Group
Corinne Ho	+852 2114 4911	Email: corinne.ho@sprg.com.hk

Forward-Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements are based on estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Prenetics and ACT Genomics. Any such estimates and assumptions, expectations, forecasts, views or opinions, whether or not identified in this press release, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. These statements include, but are not limited to, statements by our management or the board regarding expectations for the closing of the acquisition, statements of plans, objectives, and expectations of synergy between Prenetics and ACT by our management or the board or by ACT or ACT’s management or board. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Because of these uncertainties, you should not make any investment decisions based on our estimates or forward-looking statements. All information provided in this press release is as of the date of this press release. Prenetics does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.